Exhibit No. 3.2

DEAN HELLER Secretary of State 204 North Carson Street, SuIte 1 Carson City, Nevada 89701-4299 (776) 684 5708

Entity #
C20370-2000
Certificate of Amendment	Document Number
(PURSUANT TO NRS 78.385 and 78.390)	20060293362-03
Date Filed:
5/8/2006 3:25:58 PM

In the office of
Dean Heller
Secretary of State

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of corporation:
Consumer Direct of America

2.  The articles have been amended as follows (provide article numbers, if available):
Article The name of the company is changed to Shearson Financial Network, Inc.
Article 3: Increase the number of Authorized Common Stock Shares, par value $.001 per share, to 500,000,000.

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the *articles of incorporation have voted in favor of the amendment is: Affirmative

4.  Effective date of filing (optional):  5/1/06

*if any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.